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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DESJARDINS SECURITIES INTERNATIONAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1170, PEEL Street, Suite 300
(No. and Street)

MONTREAL (City) QUÉBEC CANADA (State) H3B 0A9 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN SANSREGRET 514-281-2244 X 2165
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLP
(Name – *if individual, state last, first, middle name*)

1250 RENE-LEVESQUE WEST SUITE 2800 MONTREAL QUÉBEC CANADA H3B 2G4
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Antonio Lombardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Desjardins Securities International Inc, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



COMMISSAIRE À L'ASSERMENTATION
GENEVIÈVE MORIN
160-148
POUR LES DISTRICTS DE LONGUEUIL ET DE MONTRÉAL

april 27th 2010

Notary Public

Signature

FINOP

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Financial Industry Regulatory Authority

SEC Mail Processing Section

MAY 05 2010

Washington, DC 110



RECEIVED
DESJARDINS SECURITIES INTERNATIONAL
APR 26 2010
COMPLIANCE / REGISTRATION

April 21, 2010

Mr. Antonio Lombardi
FINOP
Desjardins Securities International, Inc.
1170 Peet Street, Suite 300
Montreal, Quebec
CANADA H3B OA9

Dear Mr. Lombardi:

This acknowledges receipt of your December 31, 2009 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A facing page (including name of Broker Dealer).
2. An originally signed and notarized Oath or Affirmation. Copies cannot be accepted.
3. A SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4).

Please submit a new facing page (see enclosed) including the name of the broker-dealer, originally signed and notarized, together with a complete copy of the audit report, including SIPC Supplemental Report.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of the item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **May 4, 2010**. Questions may be addressed to George E. Malley, Regulatory Coordinator at (617) 532-3486.

Sincerely,

Frank T. Kotopoulos
Exam Manager

FTK/lmg
Enclosure: Form X-17A-5 Part III Facing Page

cc: Andrew D. Caverly, Assistant Regional Director
Securities and Exchange Commission

Price-Waterhouse Coopers LLP
1250 Rene'-Le'vesque Boulevard, Suite 2500
Montreal Quebec
CANADA H3B 2G4

Boston District Office
99 High Street - Suite 900
Boston, MA
02110

t 617 532 3400
f 617 451 3524
www.finra.org

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

April 30, 2010

To the Shareholder of Desjardins Securities International Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the nine month period ended December 31, 2009, which were agreed to by Desjardins Securities International Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Desjardins Securities International Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Desjardins Securities International Inc.'s management is responsible for Desjardins Securities International Inc.'s compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with Canadian generally accepted auditing standards. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (Online payment or check) noting no differences.

2. Compared the amounts reported on the quarterly Form X-17A-5 submitted to the Financial Industry Regulatory Authority for each of the quarters ended June 30, September 30 and December 31, 2009, as applicable, with the amounts reported as Total Revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) on Form SIPC-7T for the nine month period ended December 31, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (Quarterly Form X-17A-5 submitted to the Financial Industry Regulatory Authority for each of the quarters ended June 30, September 30 and December 31, 2009) noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP[1]

Chartered accountants

[1] Chartered accountant auditor permit No. 22923

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

April 30, 2010

To the Shareholder of Desjardins Securities International Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the nine month period ended December 31, 2009, which were agreed to by Desjardins Securities International Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Desjardins Securities International Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Desjardins Securities International Inc.'s management is responsible for Desjardins Securities International Inc.'s compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with Canadian generally accepted auditing standards. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (Online payment or check) noting no differences.

2. Compared the amounts reported on the quarterly Form X-17A-5 submitted to the Financial Industry Regulatory Authority for each of the quarters ended June 30, September 30 and December 31, 2009, as applicable, with the amounts reported as Total Revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) on Form SIPC-7T for the nine month period ended December 31, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (Quarterly Form X-17A-5 submitted to the Financial Industry Regulatory Authority for each of the quarters ended June 30, September 30 and December 31, 2009) noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP[1]

Chartered accountants

[1] Chartered accountant auditor permit No. 22923